UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

________________________

TARGET GLOBAL ACQUISITION I CORP.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G8675N109

(CUSIP Number)

Michael Minnick

CIIG Management III LLC

40 West 57th Street, 29th Floor

New York, NY 10019

(212) 796-4796

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 31, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G8675N109

1.	Name of Reporting Person
CIIG Management III LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
3,550,691 (1)
	8.	Shared Voting Power
0
	9.	Sole Dispositive Power
3,550,691 (1)
	10.	Shared Dispositive Power
0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,550,691 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
38.2% (1)(2)
14.	Type of Reporting Person
OO

(1) Represents (i) 3,533,191 Class A Ordinary Shares of the Issuer, par value $0.0001 (the “Class A Ordinary Shares”), and (ii) 17,500 Class B Ordinary Shares of the Issuer, par value $0.0001, that will automatically convert into Class A Ordinary Shares (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) on a one-for-one basis for no additional consideration concurrently with or immediately following the consummation of the Issuer’s initial business combination, subject to adjustment as described in the Issuer’s final prospectus filed under Rule 424(b)(4) (File No. 333-253732) with the Securities and Exchange Commission on December 9, 2021 (the “IPO Prospectus”).

(2) Based on an aggregate of 9,306,635 Ordinary Shares, outstanding as of May 15, 2024, comprised of 9,281,635 Class A Ordinary Shares, and 25,000 Class B Ordinary Shares as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2024 (the “Issuer’s 10-Q”).

SCHEDULE 13D

CUSIP No. G8675N109

1.	Name of Reporting Person
Michael Minnick
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
3,550,691 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
3,550,691 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
3,550,691 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
38.2% (1)(2)
14.	Type of Reporting Person
IN

(1) Represents (i) 3,533,191 Class A Ordinary Shares, and (ii) 17,500 Class B Ordinary Shares that will automatically convert into Class A Ordinary Shares on a one-for-one basis for no additional consideration concurrently with or immediately following the consummation of the Issuer’s initial business combination, subject to adjustment as described in the IPO Prospectus.

(2) Based on an aggregate of 9,306,635 Ordinary Shares, outstanding as of May 15, 2024, comprised of 9,281,635 Class A Ordinary Shares, and 25,000 Class B Ordinary Shares as reported in the Issuer’s 10-Q.

SCHEDULE 13D

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Ordinary Shares, $0.0001 par value per share, of Target Global Acquisition I Corp., a Cayman Islands exempted company (the “Issuer”). The principal executive offices of the Issuer are located at Governor’s Square 23, Lime Tree Bay Avenue, Grand Cayman, KY1-1102, Cayman Islands.

Item 2. Identity and Background

(a) This Schedule 13D is being filed jointly by CIIG Management III LLC, a Delaware limited liability company (“CIIG Mgmt III”) and Michael Minnick (together, the “Reporting Persons”).

The Reporting Persons have entered into a joint filing agreement, dated as of May 31, 2024, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference.

(b) The address of the principal office of each of the Reporting Persons is 40 West 57th Street, 29th Floor, New York, NY 10019.

(c) CIIG Mgmt III is principally engaged in the business of investment management and investing in securities. Michael Minnick is the sole managing member of CIIG Mgmt III and the Chief Executive Officer of the Issuer.

Michael Minnick expressly disclaims beneficial ownership of the Ordinary Shares held by CIIG Mgmt III for purposes of Section 13(d) of the Act and the rules under Section 13(d) of the Act other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(d) During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CIIG Mgmt III is organized in the State of Delaware. Michael Minnick is a citizen of the United States of America.

Item 3. Source and Amount of Funds

The Ordinary Shares reported herein as beneficially owned by the Reporting Persons were acquired (or have been deemed to have acquired) pursuant to that certain Securities Assignment Agreement dated as of May 31, 2024 (the “Securities Assignment Agreement”), by and among the Issuer, CIIG Mgmt III and Target Global Sponsor Ltd. (“Sponsor”), a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference.

The 17,500 Class B Ordinary Shares acquired pursuant to the Securities Assignment Agreement will automatically convert into Class A Ordinary Shares on a one-for-one basis for no additional consideration concurrently with or immediately following the consummation of the Issuer’s initial Business Combination, subject to adjustment as described in the IPO Prospectus.

The aggregate purchase price for the Class A Ordinary Shares was $16,441 and the aggregate purchase price for the Class B Ordinary Shares was $81. The source of funds for these transactions was cash on hand.

Item 4. Purpose of the Transaction

On May 31, 2024 (the “Closing Date”), the Reporting Persons acquired (or have been deemed to have acquired) beneficial ownership of 3,533,191 Class A Ordinary Shares (the “Class A Ordinary Shares”) and 17,500 Class B Ordinary Shares that will automatically convert into Class A Ordinary Shares (the “Class B Ordinary Shares”, and together with the Class A Ordinary Shares, the “Ordinary Shares”) on a one-for-one basis for no additional consideration concurrently with or immediately following the consummation of the Issuer’s initial Business Combination, subject to adjustment as described in the IPO Prospectus. The Ordinary Shares were acquired by the Reporting Persons pursuant to the Securities Assignment Agreement, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference. Concurrently with the execution of the Securities Assignment Agreement, Michael Minnick was appointed Chief Executive Officer of the Issuer.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote their shares in favor of any proposed business combination, (B) not to redeem any shares in connection with such stockholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s charter relating to stockholders’ rights or pre-business combination activity and (C) that the Class B Ordinary Shares shall not participate in any liquidating distribution upon winding up if an initial business combination is not consummated.

The Reporting Persons may, at any time and from time to time, review or reconsider their positions, change their purposes or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of Ordinary Shares that the Reporting Persons may be deemed to beneficially own is determined in accordance with the rules of the SEC and is based on 9,281,635 Class A Ordinary Shares and 25,000 Class B Ordinary Shares issued and outstanding as reported in the Issuer’s 10-Q. Based on the foregoing, the Reporting Persons may be deemed to beneficially own 38.2% of the Issuer’s Ordinary Shares in the aggregate.

At the Closing Date, the Reporting Persons beneficially owned, in the aggregate, 3,533,191 Class A Ordinary Shares and 17,500 Class B Ordinary Shares.

Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the Ordinary Shares reported on the cover pages to this Schedule 13D for each such Reporting Person. See also Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of Ordinary Shares and the percentage of Ordinary Shares beneficially owned by each of the Reporting Persons.

(b) Number of shares to which CIIG Mgmt III (a “Reporting Person”) has:

Sole power to vote or to direct the vote: 3,550,691

Shared power to vote or to direct the vote: 0

Sole power to dispose or to direct the disposition of: 3,550,691

Shared power to vote or to direct the vote: 0

Number of shares to which Michael Minnick (a “Reporting Person”) has:

Sole power to vote or to direct the vote: 0

Shared power to vote or to direct the vote: 3,550,691

Sole power to dispose or to direct the disposition of: 0

Shared power to vote or to direct the vote: 3,550,691

(c) Except as otherwise described in this Schedule 13D, none of the Reporting Persons has effected any transaction related to the Ordinary Shares during the past 60 days.

(d) Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Securities Assignment Agreement

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Pursuant to the Securities Assignment Agreement, Sponsor sold 3,533,191 Class A Ordinary Shares and 17,500 Class B Ordinary Shares held by it to CIIG Mgmt III. Concurrently with the execution of the Securities Assignment Agreement, Michael Minnick was appointed Chief Executive Officer of the Issuer. Sponsor and CIIG Mgmt III are the Issuer’s co-sponsors.

The foregoing description of the Securities Assignment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement which is filed as Exhibit 2 and is incorporated by reference herein.

Letter Agreement

On May 31, 2024, in accordance with the Securities Assignment Agreement, the Issuer entered into a Letter Agreement (the “Letter Agreement”) with CIIG Mgmt III and Michael Minnick (together, the “Insiders”), pursuant to which the Insiders agreed to, among other things, (i) waive their redemption rights with respect to their Ordinary Shares in connection with the completion of the Issuer’s business combination; (ii) waive their redemption rights with respect to their Ordinary Shares in connection with a shareholder vote to approve an amendment to the Issuer’ charter (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares if it has not consummated an initial business combination within 24 months from the closing of its initial public offering or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; (iii) waive their rights to liquidating distributions from the trust account with respect to their Class B Ordinary Shares if the Issuer fails to complete its initial business combination within 24 months from the closing of its initial public offering, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete its initial business combination within the prescribed time frame; and (iv) vote any Ordinary Shares held by them and any Ordinary Shares purchased during or after the Issuer’s initial public offering (including in open market and privately-negotiated transactions) in favor of the Issuer’s initial business combination.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement which is filed as Exhibit 3 and is incorporated by reference herein.

Joinder to Registration Rights Agreement

On May 31, 2024, in connection with the entry into the Securities Assignment Agreement, CIIG Mgmt III entered into that certain joinder to the Registration and Shareholder Rights Agreement (the “RRA Joinder”), dated as of December 8, 2021 by and among the Issuer, Sponsor and each of the other parties thereto (the “RRA”) pursuant to which CIIG Mgmt III became a party to the RRA in the same manner as if it was an original signatory to the RRA. Pursuant to the RRA, CIIG Mgmt III and the other parties thereto have customary “demand” and “piggyback” registration rights and the Issuer will bear certain expenses incurred in connection with the filing of any registration statements filed pursuant to the terms of the RRA.

The foregoing descriptions of the RRA and the RRA Joinder do not purport to be complete and are qualified in their entirety by reference to the RRA and the RRA Joinder, which are filed as Exhibit 4 and Exhibit 5, respectively, and are incorporated by reference herein.

Amendment to the Registration Rights Agreement

The Issuer, Sponsor, CIIG Mgmt III and other signatories thereto will execute an amendment to the RRA (the “RRA Amendment”) to amend the definition of “Founder Shares Lock-up Period” in the agreement.

The foregoing description of the RRA Amendment does not purport to be complete and is qualified in its entirety by reference to the Form of RRA Amendment, which is filed as Exhibit 6 and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name
1.	Joint Filing Agreement, dated as of May 31, 2024, by and between the Reporting Persons.
2.

Securities Assignment Agreement, dated as of May 31, 2024, by and among the Issuer, CIIG Management III LLC and Target Global Sponsor Ltd. (incorporated by reference to Exhibit 99.2 to the Issuer’s Form 8-K, File No. 001-41135, filed with the SEC on May 31, 2024).

3.

Letter Agreement, dated as of May 31, 2024, by and among the Issuer, CIIG Management III LLC and Michael Minnick (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 8-K, File No. 001-41135, filed with the SEC on May 31, 2024).

4.

Registration and Shareholder Rights Agreement, dated December 8, 2021, between the Issuer and certain security holders (incorporated by reference to Exhibit 10.3 to the Issuer’s Form 8-K, File No. 001-41135, filed with the SEC on December 13, 2021).

5.	Joinder to Registration and Shareholder Rights Agreement, dated as of May 31, 2024, by and among the Issuer, CIIG Management III LLC, and Target Global Sponsor Ltd.
6.

Form of Amendment to the Registration and Shareholder Rights Agreement, by and between the Issuer, Sponsor and other signatories thereto (incorporated by reference to Exhibit 99.4 to the Issuer’s Form 8-K, File No. 001-41135, filed with the SEC on May 31, 2024).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: June 7, 2024

CIIG MANAGEMENT III LLC

By: /s/ Michael Minnick

Name: Michael Minnick

Title: Managing Member

MICHAEL MINNICK

/s/ Michael Minnick